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April 20, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Taubman Centers, Inc. (the “Company”) PREC14A filed on April 5, 2018 Filed by Land & Buildings Capital Growth Fund, L.P. et al. (“Land & Buildings”) File No. 001-11530

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 12, 2018 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Land & Buildings and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement filed by Land & Buildings on April 5, 2018 (the “Proxy Statement”).

Background to the Solicitation, page 4

1.	Notwithstanding your pending appeal, please revise the August 16, 2017 entry on page 9 as well as the final paragraphs on pages 15 and 17 to discuss and explain the basis for the District Court’s determination that your amended complaint failed to state a claim upon which relief can be granted.

Land & Buildings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

2.	Please update this section with any developments that took place after March 21, 2018. Similarly, update your disclosure relating the Action on page 17, for which a hearing was held on march 16, 2018.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 20, 2018

Land & Buildings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Reasons for the Solicitation, page 11

3.	Please provide us support for the statements attributed to Glass Lewis and ISS in the last paragraph of page 13.

Land & Buildings acknowledges the Staff’s comment and provides the Staff with the following supplemental support for the statements attributed to Glass Lewis and ISS in the last paragraph of page 13. In addition, Land & Buildings has revised the Proxy Statement to further clarify the Glass Lewis and ISS statements.

The statement attributed to Glass Lewis comes from the “Exclusive Forum and Fee- Shifting Bylaw Provisions” section (page 41) of the 2018 Proxy Paper Guidelines: An Overview of the Glass Lewis Approach to Proxy Advice, which can be viewed at the link below.

http://www.glasslewis.com/wp-content/uploads/2018/01/2018_Guidelines_UNITED_STATES.pdf

The statement attributed to ISS comes from the “Unilateral Bylaw/Charter Amendments and Problematic Capital Structures” section (page 14) of the United States Proxy Voting Guidelines, Benchmark Policy Recommendations, Effective for Meetings on or after February 1, 2018, which can be viewed at the link below.

https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf

Each of Glass Lewis’ and ISS’ 2017 guidelines likewise contain the same support for the statements attributed to Glass Lewis and ISS in the Proxy Statement.

Proposal No. 1. Election of Directors, page 16

4.	We note your disclosure referring to a substitute nominee (page 18). Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Land & Buildings acknowledges the Staff’s comment and confirms that if there is a need to include a substitute nominee, it will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses that such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

April 20, 2018

Incorporation by Reference, page 27

5.	We note that you refer security holders to the company’s proxy statement for certain specified disclosure. Please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Land & Buildings acknowledges the Staff’s comment and advises the Staff that it currently intends on disseminating its proxy statement shortly after the Staff has notified Land & Buildings that it has been cleared to file its definitive proxy statement. Similar to last year with respect to the 2017 election contest at the Company, if Land & Buildings distributes its definitive proxy statement before the Company distributes its definitive proxy statement, Land & Buildings will subsequently provide the omitted information to shareholders in the form of a supplement to its definitive proxy statement after the Company disseminates its definitive proxy statement. Land & Buildings will also make it clear in its definitive proxy statement that it will supplement the proxy statement to include any omitted information that has not yet been made public by the Company.

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The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda, Esq.

Meagan M. Reda, Esq.

cc:	Steve Wolosky, Olshan Frome Wolosky LLP Jonathan Litt, Land & Buildings Investment Management, LLC